333 S. Wabash Ave. Chicago IL 60604 VIA EDGAR and FACSIMILE 202.772.9198 December 13, 2010	Stathy Darcy Senior Vice President & Deputy General Counsel Law Department Telephone 312-822-3742 Facsimile 312-260-4701 Internet Stathy.Darcy@cna.com
Ms. Christine Allen
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	CNA Financial Corporation (“CNAF”) Form 10-Q for period ended September 30, 2010 File No. 001-05823 Comment Letter dated December 1, 2010
Dear Ms. Allen:
     As indicated via telephonic notice on Friday, December 10, 2010, on behalf of CNAF, the undersigned has requested, and you have agreed to, a short extension period of two additional business days in which to respond supplementally to the comment letter from the Staff. As noted on Friday, CNAF will respond to the Staff’s comments via EDGAR correspondence filing, along with courtesy copy to you, no later than Friday, December 17, 2010.
     Thank you very much for your responsiveness to our request. Should you have any questions, please do not hesitate to contact the undersigned at 312.822.3742.

Sincerely,
/s/ Stathy Darcy
Stathy Darcy

www.cna.com